

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Ann Marie Sastry
Chief Executive Officer
Amesite Inc.
607 Shelby Street, Suite 700 PMB 214
Detroit, MI 48226

> **Re: Amesite Inc.**
> **Registration Statement on Form S-1**
> **Filed August 16, 2021**
> **File No. 333-258857**

Dear Ms. Sastry:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sean Reid